UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 14 November 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Harmony Gold Mining Company Ltd (“Harmony”)
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228

PRESS RELEASE

Johannesburg. 14 November 2011. Harmony Gold Mining Company Limited (Harmony) has
received a number of enquiries and proposals from interested third parties regarding the direct or indirect acquisition of its assets in Papua New Guinea.

Harmony's Board of Directors has given careful consideration, with the assistance of its advisers, to all of these enquiries and proposals and is of the view that the disposal of the Company’s Papua
New Guinea assets at this early stage of their development will not realise their full potential value.
This is particularly relevant in relation to the Wafi-Golpu project, where the pre-feasibility study is expected to be completed by the middle of 2012 and the feasibility study during 2014.

Drilling at the Wafi-Golpu project continues to confirm the world class nature of this ore body. The
Board believes that the results of the ongoing drilling and the completion of the feasibility study should significantly increase the confidence in and the potential value of the Wafi-Golpu project.

Harmony has sufficient operating cash flow and financing facilities to fund the completion of the drilling and the feasibility studies. The Board is confident that Harmony will be able to fund its share of the capital required to bring the Wafi-Golpu project to production.

Exploration in respect of Harmony's assets in Papua New Guinea which fall within and outside the
Harmony/Newcrest Morobe joint venture areas, continues to deliver promising results.

The Board believes that the continuation of Harmony's current strategy of investing in the development of its assets in Papua New Guinea is in the best interests of Harmony and its shareholders.
This press release has been issued for information purposes only and does not constitute a cautionary announcement. Shareholders are referred to Harmony’s website to read more about the company and its assets in Papua New Guinea (www.harmony.co.za).
Patrice Motsepe
Chairman of the Board
Forward-Looking Statement

This press release contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are subject to risks, uncertainties and assumptions and are identified by words such as “expects,” “estimates,” “projects,” “anticipates,” “believes,” “plans,”
“should” and other similar words. All statements addressing events or developments that Harmony expects or anticipates will occur in the future, statements regarding the plans and objectives for future operations and other proposed or contemplated transactions, statements of future performance, statements of the assumptions underlying or relating to any of the foregoing statements, and other statements that other than statements of historical fact, are considered to be “forward-
looking statements.”

Because they are forward-looking, such statements should be evaluated in light of important risk factors and uncertainties.
These risk factors and uncertainties are more fully described in Harmony's most recent Annual Report on Form 20-F under the heading entitled “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of
Harmony's underlying assumptions prove incorrect, actual results could vary materially from those currently anticipated. In addition, undue reliance should not be placed on Harmony's forward-looking statements. Except as required by law,
Harmony disclaims any obligation to update or publicly announce any revisions to any of the forward-looking statements contained in this press release.

For more details contact:
Graham Briggs
Chief Executive Officer
+27 011 411 2011
+27 (0) 83 265 0274 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 14, 2011
Harmony Gold Mining Company Limited
By:     /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director